Ballard Power Systems Inc.

News Release

Ballard Announces First Quarter 2015 Conference Call

For Immediate Release – April 14, 2015

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) will hold a conference call on Wednesday, April 29, 2015 at 8:00 a.m. PST (11:00 a.m. EST). Randy MacEwen, President & CEO and Tony Guglielmin, CFO will review Ballard’s first quarter 2015 operating results.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com